Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 14 DECEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 415,000 SHARES AT AN AVERAGE PRICE OF 309.46 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 19,180,386 TREASURY SHARES IN TREASURY AND HAS 612,246,402 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 13 DECEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 600,000 SHARES AT AN AVERAGE PRICE OF 306.33 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 18,765,386 TREASURY SHARES IN TREASURY AND HAS 612,661,402 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 5 DECEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 300,000 SHARES AT AN AVERAGE PRICE OF 309.02 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 17,865,386 TREASURY SHARES IN TREASURY AND HAS 613,554,207 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 4 DECEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 300,000 SHARES AT AN AVERAGE PRICE OF 303.95 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 17,565,386 TREASURY SHARES IN TREASURY AND HAS 613,854,207 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Ladbrokes plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Disclosure & Transparency Rules – Transitional Provisions.	
3. Full name of person(s) subject to the notification obligation:	Eminence Capital, LLC Ricky C.Sandler
4. Full name of shareholder(s) (if different from 3.):	Goldman Sachs & Co Morstan Nominees Ltd
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	30 November 2007
6. Date on which issuer notified:	4 December 2007
7. Threshold(s) that is/are crossed or reached:	3%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction**		**Resulting situation after the triggering transaction**				
	Number of Shares	**Number of Voting Rights**	**Number of shares**	**Number of voting rights**		**% of voting rights**	
			Direct	**Direct**	**Indirect**	**Direct**	**Indirect**
Eminence Capital, LLC							
Ordinary Shares GB00B0ZSH635	Below 3 %	Below 3%	19,850,000		19,850,000		3.23%
Ricky C. Sandler							
Ordinary Shares GB00B0ZSH635	Below 3 %	Below 3%	19,851,588		19,851,588		3.23%

B. Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)	
Number of voting rights	% of voting rights
Eminence Capital, LLC	
19,850,000	3.23%
Ricky C.Sandler	
19,851,588	3.23%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Ricky C.Sandler is the Managing Member of Eminence Capital, LLC and therefore may be deemed to have indirect voting power with respect to the shares directly owned by the funds managed by Eminence Capital, LLC, and individually with respect to shares over which Mr. Sandler has investment discretion.

Proxy Voting:	
10. Name of the proxy holder:	N/A
11. Number of voting rights proxy holder will cease to hold:	N/A
12. Date on which proxy holder will cease to hold voting rights:	N/A

13. Additional information:	

Ladbrokes PLC

BUYBACK OF ITS OWN SHARES

LADBROKES PLC ("THE COMPANY") ANNOUNCES THAT TODAY, 12 DECEMBER 2007, IT PURCHASED FROM DEUTSCHE BANK AG LONDON BRANCH 300,000 SHARES AT AN AVERAGE PRICE OF 312.10 PENCE PER SHARE.

THE PURCHASED SHARES WILL BE HELD AS TREASURY SHARES. FOLLOWING THE ABOVE PURCHASE, THE COMPANY HOLDS 18,165,386 TREASURY SHARES IN TREASURY AND HAS 613,261,402 ORDINARY SHARES IN ISSUE (EXCLUDING TREASURY SHARES).

END